Fernando González CEO Concretus House, Alicante, Spain Exhibit 1

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Significant operating and financial improvements A substantially de-risked balance sheet Resilient EBITDA & growing Free Cash Flow …now what we need is EBITDA growth CEO I Our business model has proven its resilience

CEMEX DAY 2018

We have built a stronger CEMEX over the last 4 years…

Significant operating and financial improvements

- FCF generation above $1 B+ for second year in a row
- EBITDA to FCF conversion rate reaching 50%
- $1.2 B reduction in total working capital investment
- Highest net income in a decade, reaching ~$800 M
- Delivered ~$140 M of savings in SG&A(1)
- Improved kiln operating efficiency by 3.4 M tons

…with a substantially de-risked balance sheet

- Reduced total debt by ~$6 B
- Delevered from 5.49x to 3.85x
- Asset sales of ~$3.6 B at mid-teen multiples

1) Excludes distribution expense, depreciation, and amortization

CEO I 4

1) On a like-for-like basis Negative impact of $0.9 B on EBITDA from these headwinds Still, we delivered EBITDA of $2.6 B in 2017 Impact on EBITDA from 2013 to 2017(1) ($ B) FX rest of countries Colombia Egypt CEO I … generating resilient EBITDA despite significant headwinds FX impact Country decline

1) EBITDA to free cash flow after maintenance capex FCF after Maintenance CapEx ($ M) of average working capital vs. 28 days in 2013 -5 days reduction in cash interest since 2013 $600 M FCF conversion(1) 50% CEO I FCF generation tripled to reach $1 B+…

5.49x 3.85x 4.22x 2.11x 3.46x 3.18x Leverage(1) Coverage(1) Total Debt plus Perpetual Notes Evolution ($ M) 1) In accordance with 2017 Bank Agreement CEO I … and coupled with asset sales, led to a ~$6 B debt reduction

CEO I As a result, we are in a stronger position to realize our mid term goals EBITDA Margin >20% FCF Conversion rate(3) >50% Leverage Ratio(2) <3.0x ROCE(1) >10% 1) ROCE = Net Operating Profit After Tax/Net Assets 2) Consolidated funded debt/EBITDA 3) FCF after maintenance capex

Worldwide economic expansion US fiscal stimulus Upbeat consumer and business sentiment Favorable credit conditions Oil price stabilization Positive earnings and investment outlook CEO I Best global growth prospects in a decade should create tailwinds instead of headwinds…

Source: CEMEX estimates Significant growth (>6%) Moderate growth (4%-6%) Limited growth (2%-4%) Recovery (1%-2%) Stagnation (<1%) Demand growth (2017-2022) 2017 Pricing (LC) CEO I … producing volume growth as well as positive pricing dynamics

Maximize organic growth Return capital to shareholders Explore growth opportunities CEO I Achieve investment grade capital structure With those tailwinds, we will grow and deliver shareholder value in coming years… … enabled by disciplined capital allocation

CEO I Our top priority We have made great progress over the last 4 years: Leverage declined by 1.7x to 3.85x Reduced total debt by ~$6 B Lowered annual cash interest by ~$600 M Expect additional $125 M reduction in cash interest during 2018 FCF primary source of deleveraging Achieve investment grade capital structure The best way to create shareholder value today is to continue deleveraging

CEMEX DAY 2018

Current portfolio has substantial EBITDA upside

Maximize organic growth

- Continue pursuing successful pricing strategy
  - Cumulative contribution to EBITDA of $1.7 B since 2014
  - Positive pricing momentum in ~80% of our portfolio
- Positive volume outlook in most markets
- No material investments needed
- Delivering superior customer experience
- Strategic Capex ~$250 M in 2018

CEO I 13

CEO I Proposed share buy back Up to $500 M Timing will depend on market conditions Execution will be consistent with disciplined capital allocation process Return capital to shareholders We want to expand our options to return cash to shareholders

CEO I Growth in our existing network Aggregates in developed markets Related businesses Cement in high growth emerging markets CEMEX Ventures Explore growth opportunities New opportunities can strengthen growth and deleveraging path

Consistent with investment grade capital structure objective ROCE to exceed our cost of capital Accretive on a per share basis Potential synergies No market more than 25% of consolidated EBITDA Funding mix flexibility (FCF, debt & equity) CEO I Explore growth opportunities We will execute within a rigorous framework

CEO I And we are doing even more…

CEO I

CEO I Digital technologies have the highest power to transform our industry and our company Most profound impact will be on the way in which markets and customers are served Allowing us to provide a superior customer experience Enabling our customers to create more value And thereby creating more value for our shareholders

CEO I Leading the way, we have created the first end-to-end e-commerce platform in the industry Preparing to buy Place orders Receive products & services Receive invoices & pay Becoming a customer Place inquires & complaints Covering the full customer journey...

CEO I Offering a comprehensive, integrated solution to our customers Aggregates Bagged cement Construrama Ready-Mix Other products Bulk cement Covering all products...

CEO I Offering a comprehensive, integrated solution to our customers Reaching all our markets...

CEO I Offering a comprehensive, integrated solution to our customers Compatible with all devices...

1) Current CEMEX estimates CEO I Global launch resulting in high customer adoption By end of 2018(1) Customer reach Today In 3 months(1) 45K 17K 5K % of sales covered 13% 46% 100%

CEO I R R Mexico USA Colombia Panama Nicaragua El Salvador Peru Costa Rica Bahamas Haiti Dominican Rep. Puerto Rico UK Croatia Norway Sweden Latvia Poland Czech Rep. France Germany Spain Egypt Israel UAE Philippines Guatemala Finland Global rollout will be achieved by end of 2018

What you should expect from us Aim to achieve Zero for Life Regain investment grade capital structure Continue to generate $1 B+ in Free Cash Flow Deliver EBITDA growth Maintain disciplined capital allocation Delivering a superior customer experience enabled by digital technologies Focused on delivering shareholder value

Concretus House, Alicante, Spain